Exhibit 12.1

ANTERO RESOURCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2011		2012		2013		2014		2015

Pre-tax income (loss) from continuing operations	$456,485		$346,505		$162,023		$1,117,049		$1,517,254
Fixed Charges	74,743		97,877		137,343		163,458		231,551
Total adjusted earnings available for payment of fixed charges	$531,228		$444,382		$299,366		$1,280,507		$1,748,805

Fixed Charges
Interest expense, including amortization of debt-related expenses	$74,404		$97,510		$136,617		$160,051		$228,568
Rental expense representative of interest factor	339		367		726		3,407		2,983
Total fixed charges	$74,743		$97,877		$137,343		$163,458		$231,551

Ratio of earnings to fixed charges	7.11	X	4.54	X	2.18	X	7.83	X	7.55	X